FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 09.02.2015-1

LAREDO PETROLEUM, INC.
15 W. SIXTH STREET, SUITE 900
TULSA, OKLAHOMA 74119

FILED VIA EDGAR

September 2, 2015

Mr. Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:	Laredo Petroleum, Inc.
Form 10-K for the Fiscal Year ended December 31, 2014
Filed February 26, 2015
Form 10-Q for the Fiscal Quarter ended March 31, 2015
Filed May 7, 2015
Response Letter dated July 30, 2015
File No. 001-35380

Dear Mr. Hiller:

Set forth below are the responses of Laredo Petroleum, Inc. (the "Company") to the comments received from the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission"or "SEC") by letter dated August 5, 2015 with respect to the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 2014 (File No. 001-35380), filed with the Commission on February 26, 2015 (the "Form 10-K") and its Quarterly Report on Form 10-Q for the Fiscal Quarter ended March 31, 2015 (File No. 001-35380), filed with the Commission on May 7, 2015 (the "Form 10-Q").

For your convenience, the responses are prefaced by the Staff's comment in bold text. All references to page numbers and captions correspond to the Form 10-K, unless otherwise indicated. All capitalized terms are as defined in the Form 10-K or Form 10-Q unless otherwise defined herein.

Pursuant to the Commission’s Rule 83, 17 C.F.R. §200.83, the Company requests confidential treatment of Exhibit A and Exhibit B to the Company’s response to Staff’s comment 1. Specifically, the Company requests that the portions of this response marked by bracketed asterisks (i.e., [***]), in place of which confidential information has been included in the unredacted version of this letter that was submitted under separate cover to the Division of Corporate Finance, be maintained in confidence, not be made part of any public record and not be disclosed to any person as such information contains confidential business information. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that Mr. Kenneth E. Dornblaser be notified immediately of such request, so that the Company may further substantiate this request for confidential treatment under Rule 83. Mr. Dornblaser may be contacted at the following address and telephone number:

Mr. Kenneth E. Dornblaser
Senior Vice President & General Counsel
Laredo Petroleum, Inc.
15 W. Sixth Street, Suite 900
Tulsa, Oklahoma 74119
Tel: 918.513.4570
Fax: 918.513.4571

The Company has delivered an unredacted version of this letter to the Staff, which includes confidential information omitted from this letter.

FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 09.02.2015-2

Form 10-K for the Fiscal Year ended December 31, 2014
Management's Discussion and Analysis, page 52
Recent Developments, page 52

1.
We note your response to prior comment 1, regarding your disclosure of planned development expenditures for the next five years and inquiring about the extent to which these were based on assumptions that commodity prices would increase. You explain that your "intent and ability to develop proved undeveloped reserves were not based on assumptions that commodity prices would increase..." and that you expect to develop your existing proved undeveloped reserves "within the upcoming five-year period under current pricing conditions." However, based on the disclosures in your 2013 and 2014 year-end reports, planned development capital decreased from $482 million to $154 million for 2015, from $558 million to $302 million for 2016, and from $499 million to $435 million for 2017, and increased from $232 million to $657 million for 2018. Given your response indicating the shift in planned development capital was not attributable to the lower commodity prices or expectations that prices would later increase, the rationale underlying these changes remains unclear.

Please submit a rollforward schedule, showing changes to your proved undeveloped reserves for each of the last five fiscal years, stratified according to the year in which you originally reported the reserves. Identify all significant changes to each layer for each period, including reserves converted, derecognized, purchased or sold, and clarify the extent to which reserves added in each period were previously derecognized after being included in a prior reserve declaration. Also submit a schedule indicating how the planned development expenditures that you disclose correlate with each layer of your proved undeveloped reserves at December 31, 2014, and to the extent not otherwise apparent, explain how your development plans ensure development occurs within five years of the original reserve declaration date.

Response:

Attached as Exhibit A is the requested roll-forward schedule that shows the changes to our proved undeveloped reserves for each of the last five fiscal years, stratified according to the year in which we originally reported the reserves and the related requested explanations. Attached as Exhibit B is the requested schedule demonstrating how our planned development expenditures that we disclosed correlate with each layer of our proved undeveloped reserves as of December 31, 2014. We believe these schedules address the request in comment 1, but we have also provided the below narrative to further explain such disclosure and, specifically, to explain how our development plans ensure development occurs within five years of the original reserve declaration date.
As stated in our Form 10-K, the overall decrease of approximately 13% in our planned development capital for proved undeveloped reserves from December 31, 2013 to December 31, 2014 for the planned development years of 2015 to 2018 was a direct result of the sharp decline in commodity prices in the second half of 2014. Our total development capital in 2015, for both proved and unproved locations, is similar to the proved development plan in 2018 and 2019 and does not constitute a shift in capital spending expectations to the later years. By the end of 2015, we currently anticipate spending $470 million on drilling and completion activities, of which $155 million relates to developing proved locations, which is consistent with the $154 million stated in our Form 10-K. We remain committed to drilling our proved undeveloped locations. During the preparation of our December 31, 2014 reserves, the timing of the associated allocated capital was weighted towards the later years of our five-year development plan to reflect capital concentration on delineation drilling and midstream infrastructure construction during the earlier years and not due to an expectation that commodity prices would increase. As we have stated publicly on several occasions, we are making significant investments in our surface gathering and processing facilities, thereby creating "production corridors." We believe that once fully completed, these production corridors will provide us with increased efficiencies and lower costs as we transition from delineation drilling to multi-pad development drilling in the later years.
Furthermore, we believe that we will have adequate liquidity in future years, via our cash flow from operations, debt and equity capital resources, joint ventures and asset sales to develop our proved undeveloped reserves throughout our five-year plan. Our $754 million equity issuance in March 2015 demonstrates our ability to access capital markets in a depressed commodity price environment.
In determining our December 31, 2014 development plan, we noted that even in the then current price environment with quoted market prices as of December 31, 2014 of (i) $49.75 per barrel for oil and (ii) $3.26 per MMBtu for natural gas (such prices being approximately 46% lower for oil and 23% lower for natural gas than the SEC Prices (based on the

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Omitted information has been filed under separate cover with the Commission
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Commission's trailing 12-month price calculation rules as of December 31, 2014), approximately 95% of our proved undeveloped reserves remained economic. Quoted market prices at the time of our Form 10-K filing had decreased 5% per barrel for oil and 13% per MMBtu of natural gas when compared with quoted market prices at December 31, 2014. These insignificant decreases did not meaningfully affect the aforementioned 95% economic proved undeveloped reserves. We believe this sustained economic viability of our reserves even at prices lower than those required per SEC guidelines supports the validity of our year-end 2014 proved undeveloped reserves.
Despite the economic robustness of the proved undeveloped locations and our commitment to the undeveloped locations at year-end 2014, we recognize that changes in the development schedule have caused certain proved undeveloped reserves to shift beyond five years of the initial booking disclosures. These delays have not impacted the estimated reserve volumes. Additionally, the Company is the operator and has both the discretion and the ability to accelerate development timing for the majority of the proved undeveloped locations, if necessary. We note that the remaining 2010 disclosed undeveloped volumes scheduled for 2016 and 2017 cannot now be rescheduled to 2015. However, these volumes represent approximately 1% of total proved reserves. Nevertheless, the Company will ensure proved undeveloped volumes are scheduled for development within five years of initial booking or remove the volumes in subsequent reserve estimates.

2.
We have also considered your response to prior comment 1, as it relates to quantifying the reasonably possible effects of lower commodity prices on your proved reserves, development plans and accounting under the full cost methodology, indicating that you are unable to provide this disclosure. However, we previously cited your disclosures indicating you had determined that material adverse effects may arise if current commodity prices continue or decline further.

The requirement to address and quantify the reasonably possible effects of known trends and uncertainties in MD&A pursuant to Item 303 of Regulation S-K should be distinguished from an outlook or forecast of future results, which may entail the broader range of uncertainties that you cite as reasons for not providing this disclosure. We believe that the economic criteria that must be considered in your reserve reporting, actual changes to your development plans, and information about commodity prices that are more current at the time of filing than those used in the latest ceiling test and reserve declarations should facilitate these disclosures. We reissue prior comment 1.

Response:

We acknowledge the Staff’s comment regarding the requirement to address and quantify the reasonably possible effects of known trends and uncertainties in MD&A pursuant to Item 303 of Regulation S-K, and respectfully submit that, as a result of uncertainties discussed in our response below, the effects of lower commodity prices on our proved reserves and development plans were not reasonably quantifiable at the time of filing of our Form 10-K and Form 10-Q. However, per our telephonic conversation with the Staff on August 12, 2015, in our future filings, if the then current economic environment indicates the carrying value of our oil and natural gas properties may not be fully recoverable under full cost accounting rules, we will disclose the extent to which we anticipate a potential full cost ceiling impairment based solely on a price sensitivity analysis. The following excerpt represents example language that we would include in our filing on Form 10-Q for the quarter ended September 30, 2015, should the known trends and uncertainties warrant such disclosure, to further quantify an estimated impairment in the fourth quarter of 2015, utilizing current commodity prices at the time of the filing.
Future full cost ceiling impairment
We review the carrying value of our oil and natural gas properties under the full cost accounting rules of the SEC on a quarterly basis. The full cost ceiling value of the Company's reserves was calculated based on SEC Prices as of September 30, 2015, which do not include derivative transactions, of (i) $X per barrel for oil, (ii) $X per barrel for NGL and (iii) $X per MMBtu for natural gas, adjusted by area for energy content, transportation fees, and regional price differentials.
The substantial decrease in oil, NGL and natural gas prices has continued into the fourth quarter of 2015, and if prices remain at or below the current depressed levels, subject to numerous factors and inherent limitations, we may incur non-cash full cost impairments in the future, which could have a material adverse effect on our results of operations for the periods in which the full cost ceiling impairments are incurred. Based solely on SEC Prices as of November 1, 2015, such fourth-quarter impairment could exceed $X. The impact of these lower prices on our hypothetical fourth-quarter full cost ceiling calculation is prepared on the premise that all other inputs and assumptions are held constant with the exception of substituting estimated fourth-quarter SEC Prices of (i) $X per barrel for oil, (ii) $X per barrel for

FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 09.02.2015-4

NGL and (iii) $X per MMBtu for natural gas in the calculation. Therefore, this estimation strictly isolates the estimated impact of the current further depressed commodity prices on our full cost ceiling calculation. There are numerous uncertainties inherent in the estimation of proved reserves and accounting for oil and natural gas properties in subsequent periods such as (i) significant changes in drilling and completion costs, (ii) changes in oilfield service costs, (iii) production results, (iv) our ability, in a low price environment, to strategically drill the most economic locations in our multi-stack horizontal targets, (v) income tax impacts, (vi) potential recognition of additional proved undeveloped reserves, (vii) any potential value added to our proved reserves when testing recoverability from drilling unreported probable and possible locations and (viii) the inherent significant volatility in the market for oil and natural gas recently exemplified by the large swings in commodity prices in recent months. Thus this implied impairment should not be interpreted to be indicative of our development plans or of our future results.
Closing comment
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please contact the undersigned, at (918) 513-4570.

Sincerely,
Laredo Petroleum, Inc.

By:	/s/ Richard C. Buterbaugh
Richard C. Buterbaugh
Executive Vice President and Chief Financial Officer

cc:	Lily Dang, Securities and Exchange Commission
Kimberly Calder, Securities and Exchange Commission
Kenneth E. Dornblaser, Senior Vice President and General Counsel
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP
Val Rick Robinson, Ryder Scott Company, L.P.

FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 09.02.2015-5

EXHIBIT A

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FOIA confidential treatment requested by Laredo Petroleum,Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 09.02.2015-6

EXHIBIT B

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